Item 77D DWS Europe Equity Fund (a Series of the
DWS International Fund, Inc.)

At a meeting held February 14, 2007, the Board of Trustees of DWS International Fund, Inc. approved the following change regarding the DWS Europe Equity Fund (the
"Fund"):

DWS Europe Equity Fund is classified as "diversified." As compared to non-diversified funds, diversified funds generally invest in a larger number of issuers.

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